

August 23, 2006

Via U.S. Mail and facsimile at 214 978-3099

Alan Harvey
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201

Re: Gold Kist Inc.
PREN 14A filed August 18, 2006
Forms 425 filed August 21 and 22, 2006
by Pilgrim's Pride Corporation and O.B. Goolsby, Jr.
File No. 0-50925

Dear Mr. Harvey

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone number listed at the end of this letter.

1.   Your document tagged as PREN14A filed on March 21, 2005, appears to be incorrectly tagged on EDGAR. We believe the filing should have appeared under the tag DFAN14A. In future filings, please confirm that Pilgrim's Pride will use the correct EDGAR header tags for any of its Rule 14a-12 material.

2.   Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants' "direct or indirect interests." Please either separately file the participant information under cover of Schedule 14A immediately or confirm to us that the next preliminary communication will be accompanied by such participant information. Refer to Rule 14a-12(a)(1)(i).

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person, as appropriate, acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions